Exhibit 99.1

Richmont Mines Strengthens Its Senior Management Team and Appoints Mr. Robert J. Chausse as Chief Financial Officer

TORONTO, Jan. 25, 2017 /CNW/ - Richmont Mines Inc. (TSX: RIC) (NYSE: RIC) ("Richmont" or the "Corporation") announces the appointment of Mr. Robert J. Chausse as Chief Financial Officer effective March 20, 2017.

Rob brings with him an extensive background of more than 20 years of international finance and mining experience. Most recently Rob was Chief Financial Officer of Stornoway Diamonds, prior to which he was Executive Vice President & Chief Financial Officer of AuRico Gold from 2013 to 2015. His past experience also includes Vice President of Finance, Operations and Projects for Kinross Gold, a position he held from 2009 to 2013. He also served as Chief Financial Officer for Baffinland Iron Mines Corporation from 2006 to 2009 and held increasingly senior positions with Barrick Gold from 1998 to 2006. Rob received his Chartered Accountant designation in 1990.

"We are very pleased to have Rob join the Richmont team at such a pivotal time in the Corporation's history. Rob's collaborative leadership style, combined with the depth of his experience will be an asset for the company and our shareholders. His appointment significantly strengthens the senior management team and advances our strategic plan of positioning Richmont as a best-in-class gold producer." stated Renaud Adams, CEO. "As an accomplished executive, Rob brings a solid background in the mining industry and a disciplined approach to value creation throughout the organization."

About Richmont Mines Inc.
Richmont Mines currently produces gold from the Island Gold Mine in Ontario, and the Beaufor Mine in Quebec. The Corporation is also advancing development of the significant high-grade resource extension at depth of the Island Gold Mine in Ontario. With 35 years of experience in gold production, exploration and development, and prudent financial management, the Corporation is well-positioned to cost-effectively build its Canadian reserve base and to successfully enter its next phase of growth.

Forward-Looking Statements
This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words "estimate", "project", "anticipate", "expect", "intend", "believe", "hope", "may", "objective" and similar expressions, as well as "will", "shall" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made. Except as may be required by law or regulation, the Corporation undertakes no obligation and disclaims any responsibility to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenue and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be set out in Richmont Mines' Annual Information Form, Annual Reports and periodic reports. The forward-looking information contained herein is made as of the date of this news release.

SOURCE Richmont Mines

To view this news release in HTML formatting, please use the following URL: http://www.newswire.ca/en/releases/archive/January2017/25/c3364.html

%CIK: 0001023996

For further information: Renaud Adams, President and CEO, Phone: 416 368-0291 ext. 101; Anne Day, Vice-President, Investor Relations, Phone: 416 368-0291 ext. 105

CO: Richmont Mines

CNW 06:30e 25-JAN-17